UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         PACIFICHEALTH LABORATORIES, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0025 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   695113 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page  1  of  4  Pages
                                     ---    ---

                                  SCHEDULE 13G

-------------------------
CUSIP No.  695113 10 0                             Page  2  of  4  Pages
-------------------------                               ---    ---


-------------------------------------------------------------------------------
1     |      NAMES OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           Jonathan D. Rahn, SS# ###-##-####
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
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4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        U.S.A.
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |   443,000 shares of Common Stock
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   None
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   443,000 shares of Common Stock
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   None
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   443,000 shares of Common Stock, which includes presently-exercisable
    |   options to acquire 200,000 shares of Common Stock
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    | |
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    |      9.3%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON
    |      IN
    |
--------------------------------------------------------------------------------

CUSIP No.  695113  10  0      Page  3  of  4  Pages
                                   ---    ---


Item 1(a)   Name of Issuer: PacificHealth Laboratories, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

              1480 Route 9 North, Suite 204 Woodbridge, NJ 07095

Item 2(a)   Name of Person Filing: Jonathan D. Rahn

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                   413 Gatewood Road, Cherry Hill, NJ 08003

Item 2(c)   Citizenship: U.S.A.

Item 2(d)   Title of Class of Securities:   Common Stock, $.0025 par value

Item 2(e)   CUSIP Number: 695113  10  0

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):
       Not Applicable

Item 4 Ownership

            (a) Amount Beneficially Owned: 443,000 shares of Common Stock, which includes presently-exercisable options to acquire 200,000 shares of Common Stock

            (b) Percent of Class: 9.3%

            (c) Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote

                                    443,000  Shares

                  (ii) shared power to vote or direct the vote

                                    0        Shares

                  (iii) sole power to dispose or to direct the disposition of

                                    443,000  Shares

                  (iv)  shared power to dispose or to direct the disposition of

                                    0       Shares

CUSIP No.   695113  10  0         Page  4  of  4  Pages
                                   ---    ---



Item 5 Ownership of Five Percent or Less of a Class

                        Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person

                        Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the
            Security Being Reported on By the Parent Holding Company

                        Not applicable

Item 8 Identification and Classification of Members of a Group

                        Not applicable

Item 9 Notice of Dissolution of Group

                        Not applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February  11, 1999
                                       ---------------------------
                                                (Date)


                                           /s/ Jonathan D. Rahn
                                       ---------------------------
                                               (Signature)


                                             Jonathan D. Rahn
                                       ---------------------------
                                              (Name/Title)